UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Habit Restaurants, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

40449J 10 3

(CUSIP Number)

December 16, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40449J 10 3

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 112,393
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 112,393
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,393
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 40449J 10 3

1.	Names of Reporting Persons PEG U.S. Direct Corporate Finance Institutional Investors III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 110,359
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 110,359
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,359
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40449J 10 3

1.	Names of Reporting Persons JPMorgan Chase Bank, National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 88,265
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 88,265
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,265
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) BK

Item 1.

(a)	Name of Issuer:

The Habit Restaurants, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

17320 Red Hill Avenue, Suite 140
Irvine, CA 92614

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”), PEG U.S. Direct Corporate Finance Institutional Investors III LLC (“Direct III”) and JPMorgan Chase Bank, National Association (“JPMCB,” and together with JPMIM and Direct III, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

320 Park Avenue
New York, New York 10022

(c)	Citizenship:

For JPMIM and Direct III, Delaware

For JPMCB, United States of America

(d)	Title of Class of Securities:

Class A Common Stock, $0.01 Par Value (“Class A Common Stock”)

(e)	CUSIP Number:

40449J 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 19,174,597 shares of Class A Common Stock outstanding on October 31, 2016, as reported in the Issuer’s Form 10-Q filed on November 3, 2016.

The shares of Class A Common Stock to which JPMIM has shared voting or dispositive power consists of (i) 110,359 shares beneficially owned by Direct III, to which JPMIM serves as investment adviser and (ii) 2,034 shares beneficially owned by 522 Fifth Avenue Fund, L.P., to which JPMIM serves as investment adviser. The shares of Class A Common Stock to which JPMCB has shared voting or dispositive power consists of 88,265 shares beneficially owned by PEG U.S. Pooled Corporate Finance Institutional Investors III LLC, to which JPMCB serves as investment adviser.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The private investment funds advised by JPMIM and JPMCB, as the case may be, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 20, 2016

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

PEG U.S. DIRECT CORPORATE FINANCE INSTITUTIONAL INVESTORS III LLC

By: J.P. Morgan Investment Management Inc.,

    its investment adviser

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

JPMORGAN CHASE BANK, N.A.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director